December 11, 2002

The Board Of Directors

Spectre Industries, Inc.

c/o Ian Grant, Chief Executive Officer

260 East Esplanade

North Vancouver, B.C.

V7R 3C9

Dear Sirs:

This letter will serve as official notice to the Board of Spectre Industries, Inc. ("Spectre"), of Grant Brothers Sales Ltd., ("GBS") intention to offer to purchase all of the outstanding shares of Grant Automotive Group, Inc., ("GAG") effective December 28, 2002. We acknowledge that Spectre's acceptance of the offer contained herein will be subject to the approval of the Spectre shareholders.

Subject Spectre shareholder approval, the terms of the offer are:

1. GBS will acquire the shares of GAG as of December 28, 2002. for $1.00.

2. GBS will continue to joint venture with Spectre in the marketing and sales representation of Spectre's e-commerce initiatives such as Turbo Spark, in conjunction with DST/MacDonald.

3. GBS contract Spectre to provide management services pursuant to the electronic commerce project and will pay Spectre four equal installments of $50,000 USD on December 28 in the years of 2002, 2003, 2004 and 2005. GBS will also pay Spectre 33% of GAG's Net Cash Flow (as defined in the Management Services Agreement) and will be distributed to Spectre for the fiscal years of 2004, 2005, and 2006. For reader clarification, net cash flow is defined as "Net profit after overhead allocations expenses" according to "GAAP" principles.

4. The first installment payment, and the shares of GAG, will be held in trust by Spectre pending the receipt of the required shareholder approval.

5. Upon the effective date of the approval of the shareholders of Spectre, Spectre will deliver the GAG shares to GBS, duly endorsed for transfer, and will deposit the first installment payment to its account.

6. The eligible portion of the Net Cash Flow payment will be due on June 1. The amount will be based on GBS's financial statements as reviewed by GBS's external accountants and as agreed to by Spectre's auditors

GBS is prepared to submit funds immediately upon this offer being accepted by Spectre. Please evidence your agreement to the foregoing terms by signing this letter where indicated below and delivering a signed copy to the writer.

Yours truly

/s/ John Grant

John Grant

President

Acknowledged and agreed to this 12th day of December, 2002 by:

SPECTRE INDUSTRIES, INC.

Per: /s/ Peter Schulz Von Siemens
Authorized Signatory